Exhibit 4.3

MDA Space Ltd.

Management’s Discussion and Analysis

For the Fourth Quarters and Years Ended
December 31, 2025 and 2024

Table of Contents

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION	3
NON-IFRS FINANCIAL MEASURES	4
COMPANY OVERVIEW	6
INDUSTRY OVERVIEW AND TRENDS	7
BUSINESS AREAS	7
COMPETITIVE STRENGTHS	11
GROWTH STRATEGIES	11
FULL YEAR AND FOURTH QUARTER HIGHLIGHTS	12
FINANCIAL OVERVIEW	15
RESULTS OF OPERATIONS	17
FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES	22
FINANCIAL INSTRUMENTS	24
OFF-BALANCE SHEET ARRANGEMENTS	26
TRANSACTIONS BETWEEN RELATED PARTIES	26
SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS	26
RECENT ACCOUNTING PRONOUNCEMENTS	27
SUMMARY OF QUARTERLY RESULTS	28
CONTROLS AND PROCEDURES	28
RISK FACTORS	29
OUTSTANDING SHARE INFORMATION	29
ADDITIONAL INFORMATION	30
GLOSSARY OF TERMS	31

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-2

Management’s Discussion and Analysis

The following Management’s Discussion and Analysis (MD&A) provides information management believes is relevant to an assessment and understanding of the consolidated financial condition of MDA Space Ltd. (the “Company”, “we”, “MDA Space” or “MDA”) as at December 31, 2025 and its consolidated operating results for the fourth quarters and years ended December 31, 2025 and 2024. The MD&A should be read in conjunction with the cautionary statement regarding forward-looking information below, as well as the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (2025 Financial Statements) filed on the System for Electronic Document Analysis and Retrieval (SEDAR+) at www.sedarplus.ca. All dollar amounts are expressed in Canadian Dollars (CAD) except where otherwise specified and all numbers are in millions, unless otherwise specified or for per share amounts or ratios. References to “Q4 2025” or “this quarter” are to the fiscal quarter ended December 31, 2025 and references to “Q4 2024” are to the fiscal quarter ended December 31, 2024. The MD&A is current to March 3, 2026, unless otherwise noted.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” within the meaning of applicable Canadian securities laws. Such forward-looking information includes, but is not limited to, information with respect to the Company’s objectives and strategies to achieve these objectives, as well as information with respect to the Company’s beliefs, plans, expectations, anticipations, estimates, intentions and views of future events. Discussions containing forward-looking information may be found, among other places, under the headings “Industry Trends”, “Outlook”, “Growth Strategies” and “Financial Overview” in this MD&A. In some cases, forward-looking information can be identified by words or phrases such as “forecast”, “target”, “goal”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict”, or “likely”, or the negative of these terms, or other similar expressions intended to identify forward- looking information. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward- looking information are not historical facts. The Company has based the forward-looking information on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs.

Statements containing forward-looking information are based on certain assumptions and analyses made by the Company in light of management’s experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. These assumptions include, among others, our ability to maintain and expand the scope of our business; our ability to execute on our growth strategies; assumptions relating to government support and funding levels for space programs and missions; continued and accelerated growth in the global space economy; the impact of competition; our ability to retain key personnel; our ability to obtain and maintain existing financing on acceptable terms; changes and trends in our industry or the global economy; currency exchange and interest rates; and changes in laws, rules, regulations.

Although the Company believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect and there can be no assurance that actual results will be consistent with the forward-looking information. Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors. For additional information with respect to certain of these risks or factors, reference should be made to those described in this MD&A and to the 2025 Audited Consolidated Financial Statements, together with those described and listed under the heading “Risk Factors” in the Company’s Annual Information Form (AIF) available on SEDAR+ at www.sedarplus.ca.

The Company cautions investors that statements containing forward-looking information are not guarantees of future performance and that its actual results of operations, financial condition and liquidity and the development of the industry in which it operates may differ materially from those made in or suggested by the forward-looking information contained in this MD&A. In addition, even if the Company’s results of operations, financial condition and liquidity and the development of the industry in which it operates are consistent with the forward-looking information contained in this MD&A, those results or developments may not be indicative of results or developments in subsequent periods.

Given these risks and uncertainties, investors are cautioned not to place undue reliance on the forward-looking information. Any forward-looking information that is made in this MD&A speaks only as of the date of such statement, and the Company undertakes no obligation to update any forward-looking information or to publicly announce the results of any revisions to any of those statements to reflect future events or developments, except as required by

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applicable securities laws. Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data.

NON-IFRS FINANCIAL MEASURES

This MD&A refers to certain non-IFRS measures. These measures are not recognized measures under IFRS Accounting Standards as issued by the International Accounting Standards Board (IFRS), do not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of our results of operations from management’s perspective. Accordingly, the measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non-IFRS measures, including EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Net Income, Adjusted Earnings per Share, Order Bookings, Net Debt and Free Cash Flow to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS measures. We also believe that securities analysts, investors, and other interested parties frequently use non-IFRS measures in the evaluation of issuers. Our management also uses non-IFRS measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation.

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin

EBITDA, Adjusted EBITDA and Adjusted EBITDA margin are supplemental measures used by management and other users of our financial statements including our lenders and investors, to assess the financial performance of our business without regard to financing methods or capital structure. Adjusted EBITDA is also a key metric that management uses to assess the impact of potential strategic investing or financing opportunities. For example, management uses Adjusted EBITDA as a measure in determining the value of acquisitions, expansion opportunities, and dispositions. In addition, Adjusted EBITDA is used by financial institutions to measure borrowing capacity.

We define EBITDA as net income (loss) before: i) depreciation and amortization expenses, ii) provision for (recovery of) income taxes, and iii) finance costs. Adjusted EBITDA is calculated by adding to and deducting from EBITDA, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) unrealized foreign exchange gain or loss, ii) unrealized gain or loss on financial instruments, iii) share-based compensation expenses, and iv) other items that may arise from time to time. We use Adjusted EBITDA to facilitate a comparison of our operating performance on a consistent basis reflecting factors and trends affecting our business.

Adjusted EBITDA margin represents Adjusted EBITDA divided by revenue. We use Adjusted EBITDA margin to facilitate a comparison of the operating performance on a consistent basis reflecting factors and trends affecting our business.

For a reconciliation of Adjusted EBITDA to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Reconciliation of Non-IFRS Measures”.

Adjusted Net Income and Adjusted Earnings per Share

Adjusted Net Income and Adjusted Earnings per Share (Adjusted EPS) are supplemental measures used by management and other users of our financial statements to assess the financial performance of our business adding to and deducting from net income, as applicable, certain expenses, costs, charges or benefits incurred which in management’s view are either not indicative of underlying business performance or impact the ability to assess the operating performance of our business, including i) amortization of intangible assets related to business combinations, ii) unrealized foreign exchange gain or loss, iii) unrealized gain or loss on financial instruments, iv) share-based compensation expenses, and v) other items that may arise from time to time.

For a reconciliation of Adjusted Net Income to the most directly comparable measure calculated in accordance with IFRS see the section entitled “Results of Operations”.

Adjusted Earnings per Share represents Adjusted Net Income divided by the weighted average number of shares outstanding.

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Order Bookings

Order Bookings is the dollar sum of contract values of firm customer contracts. Order Bookings is indicative of firm future revenues; however, it does not provide a guarantee of future net income and provides no information about the timing of future revenue.

Net Debt

Net Debt is the total carrying amount of long-term debt including current portions, as presented in the 2025 Audited Financial Statements, less cash and excluding any lease liabilities. Net Debt is a liquidity metric used to determine how well the Company can pay its debt obligations if they were due immediately.

Free Cash Flow

Free Cash Flow is a supplemental measure used by management and other users of our financial statements to monitor the availability of discretionary cash generated, and available to the Company to repay debt, make strategic investments, and meet other payment obligations. We define Free Cash Flow as operating cash flows less net capital expenditures.

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COMPANY OVERVIEW

We are a trusted mission partner for the world’s most advanced space programs, delivering a suite of dual-use technology and services to civil, commercial, defence and national security customers. Our deep engineering expertise, broad portfolio of space system capabilities, and end-to-end mission experience make us the partner of choice for government and private-sector clients. We leverage these capabilities to enable next-generation space-based communications that empower our hyper-connected world; to build and operate critical space infrastructure for exploration, scientific research and on-orbit servicing; and to develop, operate and deliver data and analytic services from both Earth and space observation satellites and ground infrastructure. In an era where industries, technologies, people, and places are impacted every day by space technology, our mission is to build the space between proven and possible and to provide the space economy with our trusted flight-tested, and human-rated solutions.

We have three business areas: Satellite Systems, Robotics & Space Operations, and Geointelligence. Our diversified portfolio of solutions position our customers to achieve mission success. We are differentiated by factors including:

•	our long track record of mission success and innovation in space spanning over 55 plus years and more than 450 successful space missions;

•	our global reach, with operations and significant customer base in Canada and the United States and expanding customer base in the United Kingdom, and other markets;

•	our profitable operations, strong liquidity and disciplined capital structure that enables pursuit of market growth opportunities;

•	the breadth of our customer relationships, with a diversified civil government, defence and commercial customer base;

•	our experienced team of over 4,000 colleagues, comprised of experienced space engineers, scientists, technicians, business and space industry leaders which includes approximately 2,000 engineers;

•	our extensive portfolio of intellectual property and technologies including over 60 trademarks and over 700 patents which underpin our development capabilities and products, systems and services;

•	consistent investment in research and development (R&D) and innovation, ranking us in the top 35 corporate R&D investors in Canada; and

•	some of the most advanced equipment and facilities in the industry.

In Satellite Systems, we partner or prime space communication missions across low Earth orbit (LEO), medium Earth orbit (MEO), and geosynchronous equatorial orbit (GEO), in addition to providing a range of satellite subsystems and communication systems for human rated spacecraft. These missions span a growing number of applications including broadband access, direct-to-device satellite communication, and Internet of Things (IoT) connectivity across the full communication frequency spectrum. In Robotics & Space Operations, we partner on space infrastructure missions to facilitate the exploration and development of space. We provide autonomous robotics and rover solutions along with proximity operation sensors that are used to operate in orbit and on the surface of the Moon and Mars, as well as operational services to plan, support and operate these missions remotely. In Geointelligence, we develop, build and operate Earth observation (EO) and space observation missions, as well as providing key products in the areas of EO synthetic aperture radar (SAR) data and services, EO ground stations and multi-sensor fusion-based analytics products and services. All of these activities serve a wide range of use cases, including in the areas of national security, maritime surveillance, and climate change monitoring.

Our established position as a trusted mission partner can be traced to our investment in our people as well as our broad suite of technology and full lifecycle services. We work collaboratively with our customers in the early engineering phases of product and program development and provide services throughout a mission’s life, including engineering, manufacturing, integration, mission operation, and ongoing maintenance services, enabling valuable customer intimacy that drives repeat revenue opportunities.

Our market position allows us to serve a broad range of customers, including governments and space agencies, commercial space companies and defence and aerospace prime contractors in the space industry. Our long and proven track record enables us to compete successfully for major space projects globally and to continue to grow our customer base beyond Canada. As an independent supplier of space technology products, we are also able to pursue a larger set of opportunities with U.S. prime contractors, which we believe can meaningfully enhance our revenue potential from U.S. government space programs.

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INDUSTRY OVERVIEW AND TRENDS

All over the world, governments, defence agencies and corporations are finding new and valuable ways of using the capabilities of space to make the world a safer, healthier and more connected place. The benefits of space-based solutions are expected to grow significantly in the coming years, driven by continuous government and commercial investment in the increasing capabilities enabled by a burgeoning space economy. The space economy reached US$6261 billion in 2025 and is projected to surpass US$1.8 trillion by 2035.2 This growth is driven by a confluence of factors, including significant commercial and government investment, private sector innovation, and a profound transformation in the global economic and geopolitical landscape. As the world becomes increasingly interconnected and reliant on data-driven technologies, the strategic importance of space is intensifying.

Key trends that are impacting the space industry include:

•	Lower costs and new technologies are driving the commercialization of space;

•	Space is enabling global connectivity;

•	Space is critical to national defence and security;

•	Robotics and on-orbit infrastructure is critical to the expanding Earth to Moon economy and future of space;

•	Earth observation is critical to improving global sustainability and economic productivity; and

•	Space exploration is becoming interplanetary.

BUSINESS AREAS

We offer solutions and capabilities to meet global market demand through three business areas: Satellite Systems, Robotics & Space Operations and Geointelligence. Below is a brief description of each business area.

SATELLITE SYSTEMS

Satellite communications have transformed the way people connect and communicate on Earth and have continued to evolve and improve global connectivity across the globe. We serve our commercial and government mission partners worldwide as a prime contractor and supplier of satellite systems and sub-systems for communication networks in LEO, MEO and GEO. With our acquisition of SatixFy complete and our space grade ASICs now in production in-house, our commercial digital satellite business is highly vertically integrated, down to the silicon chip level, further strengthening our competitive advantage and solidifying our industry lead.These communication missions span a growing number of use cases including space-based broadband Internet, direct-to-device satellite communication, and IoT connectivity across the full communication frequency spectrum. Our technology has been integrated into more than 350 satellite missions, and we expect this number to continue to grow.

We have provided satellite subsystems to enable next generation military and commercial LEO communication constellations for end-users including the US Space Development Agency as well as for O3b mPower, Iridium Next, and OneWeb. The next generation LEO communication segment of the communication satellite market is driving meaningful growth for the Company. To support these high-volume satellite customers, we have continually adapted our satellite manufacturing base, which now includes Industry 5.0 robotics-based technologies capable of manufacturing dozens of satellites and satellite sub-systems each month.

As we continue to evolve the Satellite Systems business, we are doubling our manufacturing capacity to meet growing global demand, adding high-volume satellite production capabilities with capacity for large-scale standardized satellite production. At the end of December 2025, construction on a 185,000 square foot expansion at our satellite production facility in Montreal, Quebec was nearing completion. Once operational, it will be one of the world’s largest high-volume manufacturing facilities in its class. This new facility is also designed to be a LEED (Leadership in Energy and Environmental Design) certified building and the production line at this facility will start ramping-up operations in 2026.

1 Source: Global Space Economy Reaches $626 Billion, Marking a New Phase of Growth, Spacenews, January 29, 2026

2 Source: World Economic Forum: The $1.8 Trillion Opportunity for Global Economic Growthomic Forum, April 8, 2024

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In 2025, we assumed operations of David Florida Laboratory in Ottawa, Ontario, ensuring this world-class testing facility remained open to industry and under sovereign Canadian control. The facility houses essential infrastructure that enables the assembly, integration and testing of spacecraft and satellite systems and subsystems to ensure their ability to operate in the harsh conditions of space. We also made a $10 million equity investment in Maritime Launch Services Inc., to accelerate Spaceport Nova Scotia’s readiness for orbital launch operations and development of reliable sovereign Canadian launch capability for commercial, civil, government and defence clients.

In addition to leveraging fifty years of accumulated background intellectual property in space hardware manufacturing, our industry-leading satellite manufacturing facilities also integrate automated production lines and robots, cobots and high-skilled assemblers using augmented reality to accelerate mass production. Our advanced manufacturing environment also contains one of the largest near field ranges and largest compact ranges for satellite testing in the world. In addition, this facility includes a wide range of thermal, environmental, Passive Inter Modulation (PIM) and vibration test facilities.

Our continued transition to a satellite prime contractor for LEO and MEO constellations has been enabled by the development of MDA AURORA™, our new leading-edge software-defined digital satellite product line. Designed to meet the changing and highly competitive technical and business requirements of the satellite industry, the fully integrated MDA AURORA™ portfolio provides operators with exceptional flexibility and functionality. These software defined, dynamic beam forming satellites provide a new level of performance and efficiency in space-based networks for our customers. Our fully integrated digital satellite capability includes a complete range of modular digital products and components for space-based communication solutions coupled with advanced high-volume manufacturing production capability – dramatically enhancing constellation performance while reducing production costs and time to market.

Through our participation in multiple major satellite constellations, and investments in our new state-of-the art high volume satellite production facility in Montreal, we have solidified our position as a trusted mission partner for space communications. Our strong market position is reflected in a series of recent key contract awards including our selection in 2025 by Globalstar as the prime contractor for the satellite operator’s next generation LEO constellation of more than 50 satellites, our selection in 2023 as the prime contractor for Telesat’s LEO satellite constellation Telesat Lightspeed (198 satellites) and our selection in 2022 as the prime contractor to expand Globalstar’s existing LEO constellation with an additional 17 satellites. In 2025, we also signed a partnership agreement with the Government of Canada and Telesat Corporation to develop and deliver Arctic military satellite communications (MILSATCOM) capabilities as part of the Enhanced Satellite Communications Project - Polar (ESCP-P), one of the key procurements being led by Canada’s newly formed Defence Investment Agency.

⮚	Key Program – Globalstar LEO Constellation Expansion: In 2022, Globalstar announced that MDA Space has been selected as the prime contractor for Globalstar’s new LEO satellites. Globalstar is a provider of Mobile Satellite Services including customizable satellite IoT solutions for individuals and businesses globally. Globalstar’s contract with MDA Space, valued at US$327 million (~$415 million) includes the design, manufacture, assembly and test of 17 satellites, with options for Globalstar to purchase up to nine additional satellites. The satellites built by MDA Space will integrate with Globalstar's existing constellation. In 2022, Globalstar disclosed that Apple Inc. is the primary customer for its current and future satellite network capacity which will support new satellite-enabled services for certain of Apple’s products.

⮚	Key Program – Telesat Lightspeed Constellation: In 2023, Telesat announced that MDA Space has been selected as the prime contractor for the Telesat Lightspeed program, Telesat’s revolutionary LEO satellite constellation. Valued at approximately $2.4 billion, MDA’s contract includes the design, manufacture, assembly and test of 198 satellites with options for Telesat to purchase up to 100 additional satellites. The Telesat Lightspeed satellites will be built, assembled and tested at MDA Space’s state-of-the-art high volume satellite manufacturing facilities in Montreal and will leverage MDA’s strategic investments in new digital satellite product portfolio and advanced manufacturing capability to deliver significant cost and schedule benefits to the program.

⮚	Key Program – Globalstar Next Generation LEO Constellation: In 2025, MDA Space announced that it has been selected by Globalstar to be the prime contractor for the satellite operator's next generation LEO constellation, with a total contract value of approximately $1.1 billion. As part of the contract, MDA Space will manufacture more than 50 MDA AURORATM software-defined digital satellites for Globalstar. The contract is a follow-on to an initial Authorization to Proceed (ATP) contract with Globalstar, previously announced on November 17, 2023. A contract value of approximately $750 million was added to the Company's backlog in the first quarter of fiscal 2025. This amount is in addition to the ATP value of approximately $350 million that was

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previously added to backlog, for a total value of $1.1 billion under the contract. The satellites built by MDA Space will provide Globalstar with more capacity and flexibility to address its customers’ needs. On November 1, 2024, Globalstar disclosed that it has entered into an agreement with its customer, Apple Inc., to deliver expanded services to the customer over a new mobile satellite services network, including a new satellite constellation.

ROBOTICS & SPACE OPERATIONS

In our Robotics & Space Operations business, we partner with customers in critical, leading-edge space infrastructure missions. We facilitate the exploration and development of space by providing autonomous robotics systems and services used to operate in space and on the surfaces of the Moon and Mars. We are a world leader in space-based robotics including partnering on over 90 space shuttle missions, contributing to the assembly of the ISS, managing life- cycle operation of the ISS, and delivering our rover technology on Mars. The space infrastructure missions we partner on span broad space-based applications, including space station operations, ISAM (in-space servicing, assembly and manufacturing), and the emerging markets of space tourism and space mining. Our differentiated capabilities include robotic systems, robotic interfaces, tooling, robotic ground control stations and operations services, electro-optic and light detection and ranging (LiDAR) sensors, vision and targeting systems, guidance, navigation and control subsystems and planetary rover locomotion subsystems. Our LiDAR sensors are critical to proximity operations supporting mission elements such as rendezvous, docking, inspection, and landing activities as part of on-orbit and planetary missions. Our LiDAR sensors are critical to proximity operations supporting mission elements such as rendezvous, docking, inspection and landing activities as part of on-orbit and planetary missions, in addition to future military space control applications.

We are also developing commercial space robotic solutions that serve the evolving needs of the new space market. This includes MDA SKYMAKER™, a new suite of space robotics announced in 2024 that are purpose-built to meet the diverse needs of our customers’ most ambitious missions. Derived from Canadarm technology, MDA SKYMAKER™ provides our customers with solutions based on the world’s most flight-proven space robotics solutions and services, supporting a range of missions including lunar surface rovers and landers, space stations, satellite servicing in all orbits, and ISAM. Our products and services support logistics delivery, satellite servicing, debris removal, asset relocation, and infrastructure maintenance. Through focused investment in R&D, we have developed integrated space robotic systems, technologies, interfaces, tools, operational techniques, and control algorithms to enable on-orbit servicing solutions for commercial space businesses. We have completed multiple commercial sales of products derived from Canadarm3 technology. We are also a strategic partner and equity owner in Starlab Space LLC, a global joint venture that is designing and building the Starlab commercial space station provide the full range of MDA SKYMAKER™ external robotics, robotics interfaces and robotics mission operations to the station.

Demand for space robotics and mission-support services is primarily driven by increasing activity in LEO, lunar and deep space exploration, all of which are expected to expand with the introduction of new commercial space stations and commercial planetary missions in the coming years. The increase in the number of satellites and other spacecraft is driving demand for emerging solutions in on-orbit servicing (e.g., the upgrade and repair, relocation and refueling of satellites in orbit) and manufacturing. Our long history in space robotics includes development of the Canadarm for NASA’s Space Shuttle program, and Canadarm2, which is currently in service on the ISS.

We are continuing to work on the Canadarm3 program, our third generation Canadarm that will provide autonomous and uncrewed robotics for the NASA-led Gateway, the lunar-orbiting outpost of the Artemis program. Current projects, including Canadarm3, are expanding our mission partner scope to now include on-orbit mission operations. We moved into our new headquarters and Space Robotics Centre of Excellence in March 2024. Our investment and construction of these new facilities included the creation of multiple mission control centers enabling us to provide on-orbit mission operations for our customers in the future.

We have developed technology for multiple Mars missions, including the Phoenix Lander, the Curiosity Rover and the ExoMars Rover, with our sensors first operating on Mars in 2008. We also built the LiDAR instrument for the OSIRIS- Rex mission that completed the world’s first 3D scan of an asteroid from an orbiting spacecraft.

⮚	Key Program – Canadarm3: Canadarm3, the third-generation robotic technology developed by MDA Space, will be designed and built over a multi-year period and is expected to generate approximately $1.8 billion of potential total revenue to the Company, including fifteen years of ongoing service and support revenue. MDA was awarded the Phase B contract ($269 million) in March 2022 to complete the preliminary design of the Canadarm3 robotic arm and awarded Phases C/D contract ($1 billion) in June 2024 to finalize the design and

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carry out the construction, system assembly and integration and test. This advanced AI-enabled robotic system will be highly autonomous, allowing the robotic elements to perform operations and make decisions during long periods when there is no contact with the Canada-based ground control operations centre. We are also working on commercializing the Canadarm3 robotic arm capabilities for applications in the growing on-orbit servicing and in-space manufacturing and assembly markets.

⮚	Key Program – Supporting Robotics Operations on the International Space Station (ISS): In 2024, MDA Space received a $250 million contract extension from the Canadian Space Agency (CSA) to continue supporting robotics operations on the ISS from 2025 to 2030. As part of the contract, MDA Space will now fulfill robotics flight controller duties to support mission operations on the ISS. Since 2001, MDA Space has worked alongside the CSA and its international partners to provide operational readiness of the Mobile Servicing System, which comprises Canadarm2, Dextre and the Mobile Base System. MDA Space also provides training to the robotic operators and supports mission planning, engineering support and real-time operations.

GEOINTELLIGENCE

As a Geointelligence mission partner, we are an owner, operator, and prime contractor for both EO and space observation missions, in addition to providing key technologies and products. We also use satellite-generated imagery and data to deliver critical and value-added insights for a wide range of end uses, including in the areas of national security, climate change monitoring and maritime surveillance.

Our Geointelligence business is a leader in SAR EO missions, which we both own and operate ourselves as well as deliver to customers and operate for them. We have designed and built three generations of SAR satellites (RADARSAT-1, RADARSAT-2, and the RADARSAT Constellation Mission (RCM)). As part of the RADARSAT+ initiative, in 2025 we were awarded an initial contract by the CSA to support the RCM replenishment satellite development, with the Government of Canada announcing its intention to contract MDA Space to build, test, and launch this additional satellite.

We also specialize in space observation satellites including the Sapphire mission that we developed and delivered to Canada’s Department of National Defence. Following delivery of observation missions to customers, we are regularly entrusted to operate those missions for customers. We are currently operating most of the Canadian government’s Earth and space observation satellites.

A key enabling product suite in EO is our full range of multi-satellite ground stations that receive, process, distribute, archive, and exploit imagery from RADARSAT-2, our own commercial EO satellite, as well as other satellites. We have installed more than 70 receiving ground stations in more than 25 different countries, which have processed data from over 20 different satellites.

Our EO business includes the collection, processing and dissemination of Earth imagery data from space. As the operator and owner of global commercial data distribution for the RADARSAT-2 satellite we are one of the largest radar information providers worldwide. Our extensive data archive is comprised of approximately 110 billion square kilometers of Earth imagery data and more than one million images of Earth. We also distribute high resolution optical imagery, satellite-based Automatic Identification System (AIS) data, and Radio-Frequency (RF) data from many other third party missions. Our analytics-based information products regularly fuse these different sensor types into the information our customers require. As a result, our imagery solutions provide customers with timely, accurate and mission-critical information about our changing planet and support a wide variety of uses and sectors.

The largest market for our EO data and services today is maritime domain awareness, where governments and commercial organizations rely on us for real-time data. The data is used to track maritime activity, visualize maritime crime patterns, identify and monitor illegal, unreported and unregulated fishing, track ice floes, shorelines and ocean winds, detect possible oil spills and monitor vessels. We have been a provider of these mission critical data and services for over 25 years and we play an integral role in our customers’ surveillance strategies. We have also developed the Maritime Insights analytics platform that provides users with a software to monitor maritime areas of interest through the fusion and display of multiple sensor inputs.

We also provide a number of defence C4ISR (Command, Control, Communications, Computers, Intelligence, Surveillance and Reconnaissance) solutions, including command and control systems and airborne surveillance solutions, for which we are the original solution provider of many of these systems. Part of our offerings include advanced aeronautical navigation information solutions that increase safety and efficiency of aircraft landings and

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departures. We also operate a long endurance uncrewed aerial vehicle (UAV) surveillance service that provides real- time, multi-sensor intelligence to support critical operations for the Royal Canadian Air Force as a partner with General Atomics for Canada’s Remotely Piloted Aircraft System (RPAS). Additionally, we are the prime contractor for the Royal Canadian Navy to enhance maritime operations for the Intelligence, Surveillance, Target Acquisition and Reconnaissance Uncrewed Aircraft Systems (ISTAR UAS) project as well as a key contributor to the River-class Destroyer program. While these defence services and offerings were historically operated as part of our Geointelligence business, we announced in February 2026 that we had launched 49North, a Canada-focused defence business to deliver secure, multi-domain C4ISR and mission critical capabilities for Canada’s national defence priorities outside the space domain.

⮚	Key Development Initiative – MDA CHORUSTM: We are currently developing MDA CHORUS™, our next- generation collaborative multi-sensor satellite constellation that will provide data continuity for RADARSAT-2 and is expected to expand our SAR solutions offering. MDA CHORUS™ will enable us to fuse data from multiple sensors and to leverage machine learning in order to manage larger volumes of data and provide enhanced analytics services. MDA CHORUS™ is expected to operate in an inclined LEO and will provide frequent radar imaging day or night and in all weather conditions over the areas of most interest to our customers. The mission is expected to include significant innovations that result in improved access, better revisit, broader swath coverage, lower noise, less data compression, faster data rates, high-resolution and tip- and-cue capabilities. The MDA CHORUS™ constellation will include a powerful C-band SAR satellite that will provide broad area coverage in concert with a smaller trailing X-band SAR satellite for higher resolution data collection and near real-time cross-cueing. MDA CHORUS™ will also enable us to offer customers a cloud- based ground station solution as a next-generation offering. The capital expenditure for MDA CHORUSTM is substantially complete.

COMPETITIVE STRENGTHS

While the markets we serve are competitive, we believe that we are well positioned to provide differentiated solutions to customers, driven by the following competitive strengths:

•	A trusted mission partner with a track record of execution;

•	Specific expertise and technological resources tailored for the new space economy;

•	Agility and scale position us to serve customers of all levels of size and experience;

•	Deep team with a winning culture; and

•	Entrepreneurial go-to-market strategy.

GROWTH STRATEGIES

With established industry leadership in diverse space markets, we are currently executing on specific strategies that will allow us to capitalize on the multiple waves of growth in the expanding space market. The primary pillars of our strategy include:

•	Investing in next generation space technology and services;

•	Expanding our presence in attractive markets and geographies;

•	Scaling and expanding operations, skills and talent;

•	Leveraging strategic mergers and acquisitions to complement organic growth; and

•	Incumbent position as Canada’s national defence and space champion and a trusted supplier to partners and allies globally

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-11

FULL YEAR AND FOURTH QUARTER HIGHLIGHTS

FULL YEAR 2025 HIGHLIGHTS

Financial Highlights

•	Backlog of $4.0 billion as of December 31, 2025 provides revenue visibility for 2026 and compares to $4.4 billion as of December 31, 2024 as a result of strong execution in converting backlog into revenue.

•	Record annual revenue of $1,633.2 million were up 51.2% year-over-year, finishing at the high end of the Company’s full year revenue guidance of $1,570 - $1,630 million. The year-over-year increase was primarily driven by our Satellite Systems business.

•	Record annual adjusted EBITDA of $323.9 million was up 49.2% year-over-year driven by higher volumes of work performed. Adjusted EBITDA margin of 19.8% in 2025 was in line with the Company’s full year margin guidance of 19%-20%, and compares to 20.1% in 2024.

•	Annual net income of $108.5 million was up 36.6% year-over-year due to higher operating income. Diluted earnings per share of $0.84 in 2025 were up 33.3% compared to 2024.

•	Annual adjusted net income of $189.9 million was up 70.9% year-over-year driven by higher operating income. Adjusted diluted earnings per share of $1.46 in 2025 were up 65.9% year-over-year.

•	Operating cash flow of $407.5 million in 2025 compared to $812.7 million in the prior year. The year-over-year decrease in operating cash flow was primarily driven by lower working capital contributions.

•	Free cash flow of $165.3 million in 2025 compared to $614.8 million in 2024. The year-over-year decrease was driven by reduced operating cash flow as a result of the aforementioned lower working capital contributions as well as higher capital expenditures.

•	Net debt to adjusted EBITDA ratio of 0.4x at year-end compared to (0.8)x as of December 31, 2024 as the Company completed the acquisition of SatixFy Communications Ltd.

Operational Highlights

Satellite Systems Business Area

•	Awarded an approximate $1.1 billion contract with Globalstar to be the prime contractor for the satellite operator's next generation LEO constellation. The contract includes the manufacturing of more than 50 MDA AURORATM software-defined digital satellites for the constellation. This followed an Authorization to Proceed (ATP) contract entered into in November 2023 to immediately commence engineering and programmatic activities, including procurement of long-lead items for this Globalstar constellation.

•	Completed the acquisition of SatixFy Communications Ltd., a leader in next-generation satellite communications solutions based on in-house-designed chipsets. SatixFy's operations and full technology portfolio have been integrated into our Satellite Systems business, further enhancing the Company’s end-to- end satellite offering.

•	Selected as the prime contractor for SkyPhi, a mission that will enable regenerative 5G direct-to-device (D2D) satellite communications from low Earth orbit (LEO). The mission is funded by the European Space Agency and the United Kingdom Space Agency and is part of the ARTES (Advanced Research in Telecommunications Systems) program.

•	Selected by EchoStar as the prime contractor for EchoStar’s non-terrestrial network LEO direct-to-device satellite constellation. The initial contract, valued at approximately US$1.3 billion, included the design, manufacturing, and testing of over 100 software-defined MDA AURORA™ direct-to-device satellites. In September 2025, the Company received a termination for convenience notification from EchoStar Corporation related to the constellation contract announced on August 1, 2025. The contract termination was the result of a sudden change to EchoStar’s business strategy and plan in the wake of spectrum allocation discussions with the Federal Communications Commission in the United States. The contract termination process with EchoStar is now completed and the Company has received payment for all termination amounts that it was entitled to receive under the terms of the original contract.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-12

•	Determined that the projected delivery dates for satellites under the satellite procurement agreement that it entered into with Globalstar in February 2022 for the delivery of 17 satellites to replace Globalstar’s HIBLEO-4 U.S.-licensed system will be later than the dates originally set out under the satellite procurement agreement. This delay is the result of a number of factors, including delays that have arisen in the Company’s supply chain with certain key suppliers, however work on this program is well advanced. As disclosed in Q3, under the terms of the satellite procurement agreement, Globalstar is entitled to claim liquidated damages as a result of this delivery delay. The Company is similarly entitled to claim liquidated damages against its suppliers that have contributed to these delays. The Company continues to discuss the potential application of liquidated damages with Globalstar.

•	Signed a strategic partnership agreement with the Government of Canada and Telesat Corporation to develop and deliver military satellite communications (MILSATCOM) capabilities as part of the Enhanced Satellite Communication Project – Polar (ESCP-P). The project will support Canada and North America defence and security with enhanced ability to conduct sovereignty operations in the Arctic.

Robotics and Space Operations Business Area

•	Selected by the Canadian Space Agency to conduct an early-phase study for Canada's proposed Lunar Utility Vehicle (LUV). A team led by MDA Space brings together best-in-class Canadian expertise and is a critical first step in defining the LUV mission concept and technology development plan to provide scalable, autonomous mobility solutions on the lunar surface to deliver operations in challenging lunar environments.

Geointelligence Business Area

•	Awarded $60 million in next phase contracts for the delivery and integration of two critical sensor systems for the Royal Canadian Navy’s River-class Destroyer program. The contracts are for the delivery and integration of sensor systems for the first three ships that improve situational awareness and protect the ships against laser and optical guided threats.

•	Awarded a contract extension with the Department of Fisheries and Oceans Canada (DFO) to provide continuous space-based maritime awareness and security. As part of the contract renewal, DFO also amended its contract with MDA Space to enable future utilization of data and services from MDA CHORUS™, the Company's next generation Earth observation constellation.

•	Awarded two contracts to equip the Royal Canadian Navy’s (RCN) Halifax-class ships with up to six new Uncrewed Aircraft Systems. Part of the Intelligence, Surveillance, Target Acquisition and Reconnaissance Uncrewed Aircraft Systems (ISTAR UAS) project, these new systems will enhance the RCN's ability to detect and monitor potential maritime threats, both at home and abroad.

•	Selected to deliver enhanced space situational awareness data services to the Canadian Department of National Defence. The standing offer, in partnership with Canadian-based ThothX Group, underscores the growing importance of Space Domain Awareness in safeguarding Canada's critical space assets amid an evolving and increasingly congested orbital environment.

•	Continued to advance the manufacturing of MDA CHORUSTM including advancing the spacecraft’s electrical integration and testing activities and characterizing the synthetic aperture radar antenna panels. On the ground segment side, the Company continues to track to development and release plans. Construction work continues for a new mission control center from where MDA CHORUSTM will be operated. While the Company is pleased overall with the performance of our supply chain, we have experienced delays related to certain units which are impacting the program timeline. As disclosed in Q3, as a result of these delays and to provide additional time for testing, MDA Space is now targeting a launch window for MDA CHORUSTM in late 2026.

•	Awarded a contract by Public Services and Procurement Canada on behalf of the Canadian Space Agency valued at $44.7 million to procure long lead parts in support of RADARSAT Constellation Mission (RCM) replenishment satellite development. The Government of Canada also announced its intention to contract MDA Space to build, test, and launch this additional satellite for RCM. These contracts are part of the Government’s $1.012 billion RADARSAT+ initiative, a 15-year investment announced in October 2023 to support immediate and future satellite Earth observation needs.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-13

Other Notable Developments

•	MDA Space made a $10 million equity investment in Maritime Launch Services Inc., becoming an equity owner and strategic partner. The equity investment will accelerate the Spaceport Nova Scotia’s readiness for orbital launch operations, providing reliable domestic launch capability for commercial, civil government, and defence clients in Canada.

•	The Company has been served with a Statement of Claim that was filed in the Ontario Superior Court of Justice on November 17, 2025 seeking certification of a proposed class action against the Company, the CEO, CFO and the Board of Directors. The allegations in the claim relate to the Company’s announcement and subsequent cancellation of the EchoStar constellation contract that the Company announced in September 2025 and the sales by certain insiders of shares after the announcement of the contract and before its termination. The plaintiffs seek damages for statutory and/or common law misrepresentation estimated in the amount of $225 million, punitive damages in the amount of $25 million, and damages against certain insiders for insider trading estimated in the amount of $90 million. The Company believes that all of the allegations that have been made in the claim are unfounded and without merit. The claims for damages have also not been substantiated. The Company intends to vigorously defend itself and the individual defendants. Due to the inherent uncertainties of litigation, it is not possible to predict the outcome of this proposed class action or determine the amount of potential losses, if any.

•	MDA space completed a private placement offering (the Offering) of $250 million principal amount of 7.00% senior unsecured notes due 2030 (the Notes). The Notes are senior unsecured obligations, ranking pari passu in right of payment with all of our existing and future senior unsecured indebtedness and guaranteed by certain of our subsidiaries. We also announced that we entered into a second Amended and Restated Credit Agreement providing for a $150 million accordion feature, potentially increasing the aggregate credit facilities to $850 million if exercised in the future.

Subsequent to Year-End, Notable Developments Include the Following:

•	MDA Space received an indefinite deliver/indefinite quantity (IDIQ) contract from the Missile Defense Agency for the U.S. Scalable Homeland Innovative Enterprise Layered Defense (SHIELD) program. This contract award positions MDA Space to bid on future tasks and services that support the expansive U.S. defence initiative, which covers a broad range of work to strengthen defence against threats from land, sea, air, cyberspace and space.

•	MDA Space announced the signing of a Memorandum of Understanding (MOU) with Hanwha Systems Co., Ltd. (Hanwha), a global leader in smart technologies and aerospace solutions. Through this MOU, MDA Space and Hanwha will explore opportunities to collaborate on the development of Korea's sovereign Low Earth Orbit (K-LEO) defence constellation, leveraging MDA's AURORA™ software-defined digital satellites.

•	MDA Space announced that it has launched 49North, a Canada-focused defence business to deliver secure, multi-domain C4ISR and mission critical capabilities for Canada’s national defence priorities outside the space domain.

FOURTH QUARTER 2025 HIGHLIGHTS

•	Record quarter for revenues of $499.1 million in Q4 2025 were up 44.0% year-over-year largely driven by strong contributions from our Satellite Systems business.

•	Record quarter for adjusted EBITDA of $96.2 million in Q4 2025 was up 35.7% year-over-year driven by higher volume of work as we execute on our backlog. Adjusted EBITDA margin of 19.3% in Q4 2025 was in line with the Company’s full year margin guidance of 19%-20%, and compares to 20.5% margin reported in Q4 2024.

•	Net income of $24.0 million in Q4 2025 was down 4.4% year-over-year driven primarily by the impact of foreign exchange loss offset by the increase in operating income. Diluted earnings per share of $0.18 were down 10.0% year-over-year.

•	Adjusted net income of $58.5 million in Q4 2025 was up 66.7% year-over-year primarily due to higher operating income. Adjusted diluted earnings per share of $0.45 were up 60.7% year-over-year.

•	Operating cash flow was $50.6 million in Q4 2025 compared to $375.8 million in Q4 2024. The year-over-year decrease in operating cash flow was primarily driven by lower working capital contributions.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-14

FINANCIAL OVERVIEW

KEY INDICATORS SUMMARY

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars, except per share data)	2025	2024	2025	2024
Revenues	$499.1	$346.6	$1,633.2	$1,080.1
Gross profit	127.1	81.9	409.7	281.7
Gross margin	25.5%	23.6%	25.1%	26.1%
Adjusted EBITDA	96.2	70.9	323.9	217.1
Adjusted EBITDA margin	19.3%	20.5%	19.8%	20.1%
Adjusted Net Income	58.5	35.1	189.9	111.1
Adjusted Diluted EPS	$0.45	$0.28	$1.46	$0.88

	As at
(in millions of Canadian dollars, except for ratios)	December 31, 2025		December 31, 2024
Backlog	$4,012.9		$4,385.5
Net debt to Adjusted TTM EBITDA ratio	0.4	x	(0.8	)x

REVENUES BY BUSINESS AREA

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars)	2025	2024	2025	2024
Geointelligence	$62.0	$47.4	$214.4	$202.1
Robotics & Space Operations	65.7	64.7	309.3	279.8
Satellite Systems	371.4	234.5	1,109.5	598.2
Consolidated revenues	$499.1	$346.6	$1,633.2	$1,080.1

Revenues

Consolidated revenues for the fourth quarter of 2025 were $499.1 million, representing an increase of $152.5 million (or 44.0%) from the fourth quarter of 2024. The year-over-year increase in revenues was primarily driven by higher volumes of work performed in our Satellite Systems business, including the impact of the EchoStar termination agreement.

By business area, revenues in Geointelligence for the fourth quarter of 2025 were $62.0 million, which represents an increase of $14.6 million (or 30.8%) from the same period in 2024 due to volume of work on programs. Revenues in Robotics & Space Operations for the fourth quarter of 2025 were $65.7 million, which represents an increase of $1.0 million (or 1.5%) from the same period in 2024. Revenues in Satellite Systems for the fourth quarter of 2025 were $371.4 million, which represents an increase of $136.9 million (or 58.4%) from the same period in 2024 driven by the increase in volume of work on the Telesat Lightspeed program and the Globalstar next generation LEO constellation program, and the impact of the EchoStar termination agreement.

Consolidated revenues for the years ended December 31, 2025 were $1,633.2 million, representing an increase of $553.1 million (or 51.2%) from the same period of 2024. The year-over-year increase in revenues was driven by higher volumes of work performed, primarily in our Satellite Systems business.

By business area, revenues in Geointelligence for the year ended December 31, 2025 were $214.4 million, which represents an increase of $12.3 million (or 6.1%) from the same period in 2024 due to volume of work on programs. Revenues in Robotics & Space Operations for the year ended December 31, 2025 were $309.3 million, which represents an increase of $29.5 million (or 10.5%) from the same period in 2024. The year-over-year increase is

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-15

primarily driven by the higher volume of work performed on the Canadarm3 program as volume of work on Phase C activity increased throughout the year. Revenues in Satellite Systems for the year ended December 31, 2025 were $1,109.5 million, which represents an increase of $511.3 million (or 85.5%) from the same period in 2024 driven by the increased volume of work on the Telesat Lightspeed program and the Globalstar next generation LEO constellation program.

Gross Profit and Gross Margin

Gross profit reflects our revenues less cost of revenues. Q4 2025 gross profit of $127.1 million represents a $45.2 million (or 55.2%) increase over Q4 2024 driven by higher volumes of work performed in our Satellite Systems and Geointelligence businesses. Gross margin in Q4 2025 was 25.5%, which is in line with the Company’s expectations, and compares to a gross margin of 23.6% in Q4 2024.

For the years ended December 31, 2025, gross profit of $409.7 million represents a $128.0 million (or 45.4%) increase over 2024 levels driven primarily by higher volumes of work performed in our Satellite Systems business. Gross margin for the years ended December 31, 2025 was 25.1% which is in line with the Company’s expectations and compares to 26.1% in 2024. The year-over-year change in gross margin is driven by evolving program mix.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA for the fourth quarter of 2025 was $96.2 million compared with $70.9 million for the fourth quarter of 2024, representing an increase of $25.3 million (or 35.7%) year-over-year driven by higher work volumes as we continue to convert our backlog. Adjusted EBITDA margin was 19.3% in the fourth quarter of 2025 compared to 20.5% adjusted EBITDA margin reported in the fourth quarter of 2024. The decline in margins quarter over quarter are attributable to our changing mix of programs and the impact of realized foreign exchange recognized in quarter.

Adjusted EBITDA for the years ended December 31, 2025 was $323.9 million compared with $217.1 million for the same period in 2024, representing an increase of $106.8 million (or 49.2%) year-over-year. The improvement was driven by higher volumes of work performed year-over-year. Adjusted EBITDA margin was 19.8% for the years ended December 31, 2025 compared with 20.1% in 2024 driven by evolving program mix and the impact of realized foreign exchange recognized in year.

Adjusted Net Income

Adjusted net income for the fourth quarter of 2025 was $58.5 million compared with $35.1 million for the fourth quarter of 2024, representing an increase of $23.4 million (or 66.7%) year-over-year primarily driven by higher operating income in the quarter.

Adjusted net income for the years ended December 31, 2025 was $189.9 million compared with $111.1 million for the same period in 2024, representing an increase of $78.8 million (or 70.9%) year-over-year largely due to higher operating income in 2025.

Backlog

Backlog is comprised of our remaining performance obligations which represents the transaction price of firm orders less inception to date revenue recognized and excludes unexercised contract options and indefinite delivery or indefinite quantity contracts. Backlog as at December 31, 2025 was $4,012.9 million, a decrease of $372.6 million compared with the backlog at December 31, 2024 driven by continued conversion of our backlog into revenue. The following table

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-16

shows the build up of backlog for the three months and years ended December 31, 2025 as compared with the same periods in 2024.

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars)	2025	2024	2025	2024
Opening Backlog	$4,392.8	$4,578.1	$4,385.5	$3,097.0
Less: Revenue recognized	(499.1)	(346.6)	(1,633.2)	(1,080.1)
Add: Order Bookings	119.2	154.0	1,200.1	2,368.6
Add: Adjustment (1)	—	—	60.5	—
Ending Backlog	$4,012.9	$4,385.5	$4,012.9	$4,385.5

(1) Backlog adjustment arising from the inclusion of the opening backlog of recently acquired SatixFy Communications Ltd. (acquisition completed on July 2, 2025)

RESULTS OF OPERATIONS

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars, except per share data)	2025	2024	2025	2024
Revenues	$499.1	$346.6	$1,633.2	$1,080.1
Materials, labour and subcontractors costs	(357.9)	(252.0)	(1,168.6)	(754.6)
Depreciation and amortization of assets	(14.1)	(12.7)	(54.9)	(43.8)
Gross profit	127.1	81.9	409.7	281.7

Operating expenses:
Selling, general and administration	(30.5)	(20.7)	(111.5)	(78.6)
Research and development, net	(14.7)	(11.9)	(38.1)	(36.9)
Amortization of intangible assets	(31.3)	(11.5)	(84.6)	(47.0)
Share-based compensation	(4.8)	(3.8)	(17.7)	(12.4)
Operating income	45.8	34.0	157.8	106.8
Other income/(expense)	(10.4)	8.7	3.8	25.2
Finance income	0.7	3.3	7.8	7.0
Finance costs	(3.6)	(9.6)	(17.0)	(28.0)
Income before income taxes	32.5	36.4	152.4	111.0
Income tax expense	(8.5)	(11.3)	(43.9)	(31.6)
Net income	24.0	25.1	108.5	79.4
Basic earnings per share	$0.19	$0.21	$0.87	$0.66
Diluted earnings per share	0.18	0.20	0.84	0.63

Revenues

Consolidated revenues for the fourth quarter of 2025 were $499.1 million, representing an increase of $152.5 million (or 44.0%) compared with the fourth quarter of 2024. For the years ended December 31, 2025, consolidated revenues were $1,633.2 million, which were $553.1 million (or 51.2%) higher than the same period in 2024. Please refer to ‘Financial Overview’ for a detailed discussion of revenue drivers for the fourth quarter and twelve months ended December 31, 2025.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-17

Materials, labour and subcontractors costs

Materials, labour and subcontractor costs for the fourth quarter of 2025 were $357.9 million, representing a $105.9 million (or 42.0%) increase compared to the same quarter of 2024. The increase is due to higher volume of work performed as we execute on our backlog.

Materials, labour and subcontractor costs for the years ended December 31, 2025 were $1,168.6 million, representing an increase of $414.0 million (or 54.9%) over the years ended December 31, 2024. The increase reflects higher volume of work performed during this period as we execute on our backlog.

Depreciation and amortization of assets

Included in this line item are the depreciation and amortization costs of those assets directly used to support our revenues. These assets are depreciated and amortized on a straight-line basis over their useful lives. Fourth quarter costs of $14.1 million represents an increase of $1.4 million (or 11.0%) compared with the fourth quarter of 2024. The year-over-year increase is due to the depreciation and amortization of assets placed into service throughout the period.

Depreciation and amortization costs for the years ended December 31, 2025 were $54.9 million, representing an increase of $11.1 million (or 25.3%) over the same period in 2024. The year-over-year increase is due to the depreciation and amortization of assets placed into service.

Selling, general and administration (SG&A)

SG&A expenses include administrative support functions, as well as business development and bids and proposals costs. In addition, audit fees, public company expenses, recruitment, consulting fees and costs related to M&A or other corporate projects costs are included in this line item. SG&A expenses for the fourth quarter of 2025 were $30.5 million, representing an increase of $9.8 million (or 47.3%) over the same quarter in 2024. The increase in SG&A expenses in Q4 2025 reflects an expansion of our SG&A functions and the addition of SG&A costs attributable to the acquisition of SatixFy Communications Ltd. For the three months ended December 31, 2025, SG&A expenses were 6.1% of revenues compared to 6.0% for the same period in 2024, reflecting the aforementioned expansion of our SG&A functions and the addition of expenses related to acquisition.

SG&A expenses for the years ended December 31, 2025 were $111.5 million, representing an increase of $32.9 million (or 41.9%) over the same period in 2024. The increase in SG&A expenses year-over-year reflects an expansion of our SG&A functions, costs related to the acquisition of SatixFy Communications Ltd., and corporate project related costs incurred during the period. For the years ended December 31, 2025, SG&A expenses were 6.8% of revenues compared to 7.3% for the same period in 2024, reflecting economies of scale as work volume grows.

Research and development (R&D)

R&D expenses are comprised of costs incurred on R&D activities that are expensed to the statement of comprehensive income in the period, offset by funding received on certain R&D programs. The Company expenses research costs as they are incurred. Development costs are expensed when they do not meet the asset capitalization criteria (e.g. when technical feasibility and/or a market has not yet been established), or the costs are not directly attributable to developing the asset.

Net R&D expense for the fourth quarter of 2025 was $14.7 million, representing an increase of $2.8 million (or 23.5%) from the same quarter in 2024 primarily driven by incremental R&D activities in our Satellite Systems segment as a result of the acquisition of SatixFy Communications Ltd. For the years ended December 31, 2025, net R&D expense of $38.1 million represents a $1.2 million (or 3.3%) increase over the same period in 2024. The increase in R&D expense is primarily due to the increase in activities in our Satellite Systems business as a result of the acquisition of SatixFy Communications Ltd.

Amortization of intangible assets

This line item includes the straight-line amortization of intangible assets recognized as part of acquisitions. Intangible assets are comprised of contractual backlog, customer relationships, proprietary technologies, software and the MDA trademark. These intangible assets are amortized over their useful lives, ranging from 2 to 20 years. The amount expensed in the fourth quarter of 2025 was $31.3 million, representing an increase of $19.8 million (or 172.2%) compared with the fourth quarter of 2024. The year-over-year increase is attributable to the acquisition of SatixFy

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-18

Communications Ltd., with associated intangibles being amortized over 2 to 5 years. For the years ended December 31, 2025, the amortization expense of $84.6 million represents a $37.6 million (or 80.0%) increase compared with the same period in 2024. The year-over-year increase is attributable to the aforementioned amortization of intangible assets recognized as part of the acquisition of SatixFy Communication Ltd. on July 2, 2025.

Share-based compensation

In April 2021, the Company established an Omnibus Long-term Incentive Plan (Omnibus Plan). The Omnibus Plan is a share-based plan, under which the Company can issue stock options, deferred share units (DSUs), restricted share units (RSUs), and performance share units (PSUs) to directors and employees. The Company also has in place an Employee Share Trust Agreement arrangement, where eligible employees are issued shares held in a company trust (Trustee Shares) and released upon meeting prescribed conditions.

Further, in the second quarter of 2024, the Company established an employee share purchase plan (ESPP). The ESPP is a cash-settled share-based payment plan whereby employees of the Company can acquire common shares through regular payroll deductions. The Company-matched employee contributions, up to a maximum of five thousand dollars per annum, are restricted to a one year holding period.

Share-based compensation expense represents the vesting of the Company’s share-based awards on a graded basis over the awards’ respective vesting periods.

Share-based compensation expense for the fourth quarter of 2025 was $4.8 million, which represents an increase of $1.0 million (or 26.3%) over the fourth quarter of 2024. This increase is mainly due to an increase in the employee population enrolled in the ESPP program.

Share-based compensation expense for the years ended December 31, 2025 was $17.7 million, which represents an increase of $5.3 million (or 42.7%) over the same period in 2024. This increase is mainly due to the introduction of the ESPP in Q2 2024.

Other income (expenses)

Other income (expenses) includes amounts related to unrealized and realized foreign exchange gains (losses), unrealized gains (losses) on financial instruments and other financial adjustments not related to our core business practices.

During the fourth quarter of 2025, other expense was $10.4 million, comprising of $17.4 million of foreign exchange loss (mainly unrealized foreign exchange loss), net of $7.0 million unrealized gain on financial instruments. The foreign exchange loss is due to the appreciation of Canadian dollar compared to the US dollar. The unrealized gain on financial instruments is due to the change in fair value of investment in equity securities and in foreign exchange hedges. During the fourth quarter of 2024, other income was $8.7 million, comprising mainly of $8.8 million in foreign exchange gain.

During the years ended December 31, 2025, other income was $3.8 million, comprising $2.2 million of foreign exchange loss, $5.0 million unrealized gain on financial instruments, and $1.0 million of other income. The foreign exchange loss is due to the appreciation of Canadian dollar compared to the US dollar. The unrealized gain on financial instruments is due to the change in fair value of investment in equity securities. During the years ended December 31, 2024, other income was $25.2 million, comprising mainly of $17.5 million of foreign exchange gain, $1.2 million of unrealized gain on financial instruments, $5.8 million of financial gain related to the sale of the Company’s terrestrial nuclear services assets in Q1 2024.

Finance income

Finance income represents the interest income earned on deposits, tax interest income and interest income on assets of defined benefit pension plans.

Finance income for fourth quarter of 2025 was $0.7 million, compared to $3.3 million for the fourth quarter of 2024, mainly reflecting impact of tax interest true-ups. Finance income for the years ended December 31, 2025 was $7.8 million, compared to $7.0 million for the years ended December 31, 2024, driven by higher cash balances, net of lower tax interest true-ups.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-19

Finance costs

The Company’s finance costs may include interest expense, interest on lease liabilities, net interest accrual on interest rate swaps, borrowing fees, and gains or losses on modifications of debt facilities, net of capitalized interest expense on certain qualifying capital assets under internal development.

Finance costs for the fourth quarter of 2025 were $3.6 million, net of $1.7 million of capitalized interest expense. Finance costs for the fourth quarter of 2024 were $9.6 million, net of $1.4 million of capitalized interest expense. The year-over-year decrease of $6.0 million is driven primarily by non-recurring cost to settle hedges in the same period in 2024.

Finance costs for the years ended December 31, 2025 was $17.0 million, net of $3.0 million of capitalized interest expense. Finance costs for the years ended December 31, 2024 was $28.0 million, net of $13.7 million of capitalized interest expense. The year-over-year decrease of $11.0 million is due to lower borrowing costs and non-recurring cost to settle hedges in 2024 partially offset by lower capitalized interest expense in the twelve month period ended December 31, 2025.

Income Tax Expense

Income tax expense represents current and deferred taxes. For the fourth quarter of 2025, the Company recognized an income tax expense of $8.5 million on income before income taxes of $32.5 million representing an effective tax rate of 26.2% . For the fourth quarter of 2024, income tax expense was $11.3 million recorded on income before income taxes of $36.4 million, representing an effective tax rate of 31.0%. The higher effective tax rate for the fourth quarter of 2024 was primarily due to the impact of non-deductible permanent costs and the non-recognition of certain tax assets related to the period.

For the years ended December 31, 2025, the Company recognized an income tax expense of $43.9 million on income before income taxes of $152.4 million and representing an effective tax rate of 28.8%. For the years ended December 31, 2024, income tax expense was $31.6 million recorded on income before income taxes of $111.0 million, representing an effective tax rate of 28.5%. The effective tax rate was comparable between the two years. The effective tax rates of both years were higher than the statutory tax rate due to the impact of the non-deductible permanent costs and the non-recognition of tax assets.

Net income

Net income for the fourth quarter of 2025 was $24.0 million compared to $25.1 million of net income reported in the fourth quarter of 2024. The year-over-year decrease of $1.1 million (or 4.4%) in Q4 2025 was driven primarily by the impact of foreign exchange loss offset by the increase in operating income quarter over quarter.

Net income for the years ended December 31, 2025 was $108.5 million compared to $79.4 million of net income reported in the years ended December 31, 2024. The year-over-year increase of $29.1 million (or 36.6%) was driven by higher operating income compared to the year ended December 31, 2024.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-20

RECONCILIATION OF NON-IFRS MEASURES

The following tables provide a reconciliation of net income to EBITDA, adjusted EBITDA, and adjusted net income:

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars)	2025	2024	2025	2024
Net income	$24.0	$25.1	$108.5	$79.4
Depreciation and amortization of assets	15.0	12.7	56.0	43.8
Amortization of intangible assets related to business combination	31.3	11.5	84.6	47.0
Income tax expense	8.5	11.3	43.9	31.6
Finance income	(0.7)	(3.3)	(7.8)	(7.0)
Finance costs	3.6	9.6	17.0	28.0
EBITDA	81.7	66.9	302.2	222.8
Unrealized foreign exchange loss (gain)	15.3	(3.6)	(2.3)	(14.0)
Unrealized gain on financial instruments	(7.0)	—	(5.0)	(1.2)
Impairment of assets	—	3.3	—	3.3
Gain on disposal of assets	—	—	—	(5.8)
Acquisition, integration and reorganization costs	2.7	1.6	16.2	1.6
Equity-settled share-based compensation	3.5	2.7	12.8	10.4
Adjusted EBITDA	$96.2	$70.9	$323.9	$217.1

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars except for adjusted earnings per share)	2025	2024	2025	2024
Net income	$24.0	$25.1	$108.5	$79.4
Amortization of intangible assets related to business combination	31.3	11.5	84.6	47.0
Impairment of assets	—	3.3	—	3.3
Acquisition, integration and reorganization costs	2.7	1.6	16.2	1.6
Gain on disposal of assets	—	—	—	(5.8)
Unrealized gain on financial instruments	(7.0)	—	(5.0)	(1.2)
Net foreign exchange loss (gain)	17.4	(8.8)	2.2	(17.5)
Embedded derivative effects	(0.9)	(1.4)	—	0.8
Hedge derecognition cost	—	4.7	—	4.7
Equity-settled share-based compensation	3.5	2.7	12.8	10.4
Income taxes related to the above items (1)	(12.5)	(3.6)	(29.4)	(11.6)
Adjusted net income	58.5	35.1	189.9	111.1
Weighted average number of shares outstanding - diluted	130,025,960	127,435,524	129,711,641	126,049,042
Adjusted earnings per share - diluted	$0.45	$0.28	$1.46	$0.88

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-21

(1) Statutory income tax rate of 26.5% applied

FINANCIAL CONDITION, LIQUIDITY & CAPITAL RESOURCES

Financial Condition

Total assets of the Company as at December 31, 2025 were $3,356.2 million, representing a $758.7 million increase from $2,597.5 million as at December 31, 2024. The increase in asset balances reflects our continued investments to support our growth initiatives both organically and via M&A and the commensurate increase in our property, plant and equipment, intangible assets and goodwill.

Total liabilities as at December 31, 2025 of $2,001.2 million increased by $579.7 million compared with $1,421.5 million as at December 31, 2024 primarily driven by the increase in our long-term debt, related to our recent acquisition of SatixFy Communications Ltd., higher deferred tax liabilities, increased accounts payable and increased contract liabilities.

The following table represents our working capital position as at December 31, 2025 and December 31, 2024:

	As at
(in millions of Canadian dollars)	December 31, 2025	December 31, 2024
Non-cash current assets	$462.5	$459.8
Current liabilities	1,317.8	1,091.0
Net Working Capital	$(855.3)	$(631.2)

Our Net Working Capital decreased by $224.1 million from December 31, 2024 to December 31, 2025. This decrease is largely due to higher contract liabilities and accounts payable offset partially by higher trade receivables at December 31, 2025 relative to December 31, 2024.

Management monitors net working capital levels on a continuous basis, to ensure the Company has sufficient liquidity to fund its short-term usages of cash necessary in the normal course of operations.

Cash Flows

The Company’s consolidated cash flows are summarized in the table below.

	Fourth Quarters Ended December 31,		Years ended December 31,
(in millions of Canadian dollars)	2025	2024	2025	2024
Cash, beginning of period	$195.7	$139.2	$166.7	$22.5
Total cash provided by (used in):
Operating activities	50.6	375.8	407.5	812.7
Investing activities	(80.1)	(61.0)	(614.6)	(227.0)
Financing activities	(20.9)	(288.0)	196.3	(436.1)
Net foreign exchange difference	6.7	0.7	(3.9)	(5.4)
Increase (decrease) in cash	(43.7)	27.5	(14.7)	144.2
Cash, end of period	$152.0	$166.7	$152.0	$166.7

For the fourth quarter of 2025, the net decrease in cash was $43.7 million compared to a net increase in cash of $27.5 million for Q4 2024. Operating activities in the latest quarter generated $50.6 million of cash compared to $375.8 million in Q4 2024. The year-over-year decrease in operating cash flow is primarily driven by lower working capital contributions in the latest quarter. Cash used in investing activities was $80.1 million in Q4 2025 comprised of $70.1 million related to capital expenditures and $10.0 million related to the Company’s investment in Maritime Launch Systems. In Q4 2024, cash used in investing activities was $61.0 million related to capital expenditures. Cash outflows from financing activities in the latest quarter were $20.9 million which reflects net repayments made to our revolving

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-22

credit facility and transaction costs related to loans and borrowing. In Q4 2024 cash used in financing activities was $288.0 million driven by payments made against our revolving credit facility.

For the years ended December 31, 2025, the net decrease in cash was $14.7 million compared to a net increase of $144.2 million for the years ended December 31, 2024. Operating activities during the years ended December 31, 2025 generated $407.5 million of cash compared to $812.7 million for the same period in 2024. The year-over-year decrease in operating cash flow for the years ended December 31, 2025 is primarily driven by lower working capital contributions due to higher advance payments received in 2024. Cash used in investing activities was $614.6 million for the years ended December 31, 2025, and was mainly comprised of $242.2 million related to capital expenditures, net of government grants, and payments of 362.6 million related to the acquisition of SatixFy Communications Ltd and to the release of a final holdback related to 2023 acquisition of SatixFy Space Systems UK Ltd. in the second quarter of 2025. For the years ended December 31, 2024, cash used in investing activities was $227.0 million and comprised of $197.9 million related to capital expenditures, $27.3 million related to the acquisition of SatixFy Space Systems UK Ltd., $9.2 million related to the Company’s equity investment in Starlab Space LLC, offset by proceeds of $7.4 million related to the disposal of our terrestrial nuclear services assets. Cash flows from financing activities in the years ended December 31, 2025 were an inflow of $196.3 million driven primarily by the bond issuance in quarter compared with an outflow of $436.1 million in the years ended December 31, 2024, which reflects payments made against our revolving credit facility.

Capital Management

The Company defines its capital as the aggregate of long-term debt and shareholder’s equity. The Company’s primary capital management objectives are to provide an appropriate return to shareholders, safeguard working capital over the annual operating cycle, provide financial resources to grow operations to meet long-term customer demand, and comply with financial covenants under credit facilities.

The Company’s strategy to manage its capital structure is to utilize its borrowing arrangements to obtain operating credit facilities in support of its working capital and planned capital expenditures. When needed, the Company also has access to capital markets to raise equity financing. At December 31, 2025, the Company’s outstanding debt stood at $272.0 million, compared to nil at December 31, 2024.

As at December 31, 2025, the Company’s net debt (cash) was $120.0 million representing a net debt to adjusted trailing twelve month (TTM) EBITDA ratio of 0.4x, compared with (0.8)x as at December 31, 2024.

	As at
(in millions of Canadian dollars, except for ratios)	December 31, 2025		December 31, 2024
Long-term debt	$272.0		$—
Less: Cash	(152.0)		(166.7)
Net Debt (Cash)	120.0		(166.7)
Adjusted TTM EBITDA	$323.9		$217.1
Net Debt to Adjusted TTM EBITDA	0.4	x	(0.8	)x

As at December 31, 2025, the Company had total liquidity of $821.3 million, which includes cash of $152.0 million, and $669.3 million of available liquidity under its revolving credit facility, net of outstanding letters of credit. The Company continually assesses the adequacy of its capital structure and capacity and makes adjustments within the context of the Company’s strategy, economic conditions, and the risk characteristics of the business. The Company has ample liquidity to fund working capital requirements of its operations, capital expenditures, debt service costs, and general corporate costs.

As at December 31, 2025, the Company was in compliance with the financial covenants under the Company’s credit facilities.

Equity was $1,355.0 million as at December 31, 2025 compared with $1,176.0 million as at December 31, 2024.

As at December 31, 2025, the Company had commitments of $95.6 million (December 31, 2024 – $66.2 million) relating to purchase of property, plant and equipment, and intangible assets and nil (December 31, 2024 – $8.7 million over 10 years) relating to leases not yet commenced.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-23

FINANCIAL INSTRUMENTS

The Company’s financial assets include cash, trade and other receivables, investments in equity securities, and derivative assets. Financial liabilities include accounts payable and accrued liabilities, long-term debt, and derivative liabilities.

The Company's activities expose its financial instruments to a variety of risks: interest rate risk, liquidity risk, foreign exchange risk, and credit risk. Risk management is carried out by the Company by identifying and evaluating the financial risks inherent within its operations. The Company's overall risk management activities seek to minimize potential adverse effects on the Company's financial performance.

Interest Rate Risk

The Company was exposed to interest rate risk from fluctuations in interest rates on its floating rate debt on its senior revolving credit facility.

The Company manages interest rate risk by monitoring the mix of fixed and floating rate debt in the respective environment and takes action as necessary to maintain an appropriate balance considering current market conditions.

During the year-ended December 31, 2024, the Company had 3 interest rate swap contracts, expiring December 15, 2027, to mitigate exposure to interest rate fluctuations on borrowings under its senior revolving facility. Under the swap contracts, the Company paid interest at a fixed rate of 3.46% for $150.0 million and 4.14% for $75.0 million of debt, and received interest at a variable rate equal to the 3-month CDOR for each 90 day period. As at December 31, 2024, the Company repaid all of its borrowings and exited all related interest rate swap contracts. As a result of the derecognition of hedges, the Company reversed all amounts previously recorded into other comprehensive income of $5.7 million, before tax, to arrive at an ending nil fair value balance in the statement of financial position. A total of $4.7 million was paid to settle these hedges, recognized under finance cost on the statement of comprehensive income. At December 31, 2024, the Company has no interest rate swap contracts as there were no external borrowings under its senior revolving credit facility.

As at December 31, 2025, there was 30.0 million of total borrowings that was subject to floating interest rates (December 31, 2024 - nil). Based on the total outstanding borrowings as at December 31, 2025, an increase or decrease in 1.0% in the average interest rate on our borrowings would have resulted in insignificant changes to income before taxes. The impact on future interest expense as a result of future changes in interest rates will depend largely on the gross amount of our borrowings at the time.

Liquidity Risk

The Company’s liquidity risk is the risk it may not be able to meet its contractual obligations associated with financial liabilities as they come due. The Company’s principal sources of liquidity are cash provided by operations and access to credit facilities. The Company’s short-term cash requirements are primarily to fund working capital, with medium term requirements to service and repay debt, and invest in capital and intangible assets, and research and development for growth initiatives. Cash is also used to finance other long-term strategic initiatives. For the foreseeable future, the Company believes that these principal sources of liquidity are sufficient to maintain the Company’s capacity and to meet planned growth and development activities.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-24

The maturities of the contractual cash flows of the Company’s financial liabilities as at December 31, 2025 are shown in the following table:

(in millions of Canadian dollars)	Carrying amount	Contractual cash flows	Maturing in less than 1 year	Maturing in 1 to 5 years	Maturing beyond 5 years
Non-derivative financial liabilities:
Trade and other payables	$391.4	$391.4	$391.4	$—	$—
Non-trades payables	0.3	0.3	0.2	0.1	—
Lease liabilities	139.1	223.7	20.4	56.7	146.6
Long-term debt	272.0	280.0	—	280.0	—
	$802.8	$895.4	$412.0	$336.8	$146.6

Derivative instruments	2.2	2.2	1.2	1.0	—
	$805.0	$897.6	$413.2	$337.8	$146.6

The maturities of the contractual cash flows of the Company’s financial liabilities as at December 31, 2024 are shown in the following table:

(in millions of Canadian dollars)	Carrying amount	Contractual cash flows	Maturing in less than 1 year	Maturing in 1 to 5 years	Maturing beyond 5 years
Non-derivative financial liabilities:
Trade and other payables	$248.7	$248.7	$248.7	$—	$—
Non-trades payables	0.3	0.3	0.1	0.1	0.1
	$249.0	$249.0	$248.8	$0.1	$0.1

Lease liabilities	$136.8	$234.0	$16.1	$65.1	$152.8
	$136.8	$234.0	$16.1	$65.1	$152.8
	$385.8	$483.0	$264.9	$65.2	$152.9

Foreign currency exchange risk

The Company is exposed to foreign exchange risk on sales contracts, purchase contracts as well as cash, receivable, and payable balances denominated in currencies other than the functional currency of the Company’s contracting entity. The currencies in which these transactions are primarily denominated are United States dollar (USD) and Euro, with USD representing the more significant exposure. The Company is also exposed to foreign currency risk on the net assets of its foreign operations.

The Company mitigates its foreign exchange risk through reducing mismatches between currencies in its foreign currency revenue contracts and the related purchase contracts to create natural economic hedges. The Company also utilizes foreign exchange forward contracts to supplement its natural hedge strategy, where needed, to further reduce the exposure arising from expected foreign currency denominated cash flows. The term of the foreign exchange forward contracts can range from less than one month to several years. At December 31, 2025, the Company had no outstanding foreign exchange forward contracts. The Company does not enter into foreign exchange forward contracts for trading or speculative purposes and does not have any qualifying hedges for accounting purposes.

Credit risk

The Company is exposed to credit risk resulting from the possibility that counterparties may default on their financial obligations to the Company. The Company is primarily exposed to credit risk through its trade and other receivables and unbilled receivables.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-25

The Company’s credit exposure through receivables relates to a diverse group of customers, including government customers, in multiple geographic regions purchasing a wide variety of products and services from the Company, and is therefore mitigated by a reduced concentration of risk. The due date of these amounts can vary by agreement but in general balances over 90 days are considered past due.

The Company applies the simplified model of recognizing lifetime expected credit losses for all trade, unbilled and other receivables. In monitoring credit risk, customers are grouped according to their credit characteristics, including whether the customer program is funded by a government or a non-government entity, the Company’s credit history with the customer, and existence of previous or current financial challenges. Credit limits or maximum exposures under revenue contracts are identified, approved and monitored.

Set out below is the movement in the allowance for credit losses on trade and other receivables and unbilled receivables:

(In millions of Canadian dollars)	December 31, 2025	December 31, 2024
Opening	$(25.8)	$(11.9)
Provision (reversal of prior provision) for credit losses	17.2	(14.6)
Write-offs	2.9	0.7
Ending	$(5.7)	$(25.8)

OFF-BALANCE SHEET ARRANGEMENTS

The Company has off-balance sheet arrangements in the form of standby letters of credit used mainly in connection with obligations relating to performance and payment guarantees of customer contracts. As at December 31, 2025, the aggregate gross potential liability related to the Company’s letters of credit was approximately $0.7 million (December 31, 2024 – $6.8 million).

As at December 31, 2025 and December 31, 2024, the Company had no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

TRANSACTIONS BETWEEN RELATED PARTIES

The Company’s related parties are its key management personnel. Key management personnel have authority and responsibility for overseeing, planning, directing, and controlling its activities and consist of the members of the board and the senior members of the management team. In 2024, the Company revised its assessment of key management personnel. As a result, key management personnel consist of leaders reporting directly to the Company’s CEO and Company’s Board of Directors. For the years ended December 31, 2025, the Company’s compensation expense incurred in relation to its key management personnel was $16.7 million (December 31, 2024: $14.5 million), which consisted of short-term, post-employment benefits and share-based compensation.

SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

The Company’s 2025 Audited Financial Statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (IASB). A summary of the Company’s significant accounting policies is disclosed in note 3 of the 2025 Audited Financial Statements.

Critical accounting estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS Accounting Standards requires management to make estimates and judgments that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-26

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effects on the amounts recognized in the consolidated financial statements included the following:

•	Revenue: The Company recognizes revenues from fixed-price contracts and cost-plus contracts with ceilings using a percentage of completion method based on the ratio of contract costs incurred to date to total estimated costs. On a monthly basis, the Company reviews the costs incurred to date and the estimated costs to complete for each project to determine whether the percentage of completion remains appropriate. Estimating total costs requires judgments to be made around items including, but not limited to, labour productivity, complexity and scope of work to be performed, cost of materials, the length of time to complete the work, and execution by subcontractors. This estimate directly affects revenue recognized in each reporting period as well as the balances of unbilled receivables and contract liabilities at the reporting date. Changes in estimates are recognized on a cumulative catch-up basis and could lead to reversals to revenues.

•	Impairment of non-financial assets: The value in use (VIU) of cash generating units at which goodwill and intangible assets are tested for impairment has been estimated using the forecasts prepared by management for the next five years. In preparing the forecasts, management uses significant assumptions about revenue growth, earnings before interest, taxes, depreciation and amortization, and terminal growth rate. These estimates are based on past experience and management’s expectations of future changes in the market and planned growth initiatives. Actual results could vary from these estimated future cash flows which may cause significant adjustments to the assets in subsequent reporting periods. Estimation uncertainty in calculating the VIU also include the determination of appropriate discount rates.

•	Investment tax credits: Investment tax credits, whether or not recognized in the consolidated financial statements, may be carried forward to reduce future Canadian Federal and Provincial income taxes payable. The Company applies judgment when determining whether the reasonable assurance threshold has been met to recognize investment tax credits in the consolidated financial statements. The Company must interpret eligibility requirements in accordance with Canadian income tax laws and must assess whether future taxable income will be available against which the investment tax credits can be utilized. For investment tax credits that have not met the criteria to be recognized in the consolidated financial statements, management continually reviews these interpretations and assessments and recognizes the investment tax credits relating to prior period expenses in the period when the reasonable assurance criteria have been met. Any changes in the interpretations and assessments could have an impact on the amount and timing of investment tax credits recognized in the consolidated financial statements.

•	Income taxes: The calculation of current and deferred income taxes requires management to make certain judgments in interpreting tax rules and regulations. The application of judgment is also required to evaluate whether the Company can recover a deferred tax asset based on management's assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

•	Business Combination: In a business combination, the identifiable assets acquired and liabilities assumed are recognized at their fair values. The Company estimated the fair value of proprietary technology intangible assets acquired in the acquisition of SatixFy Communications Ltd. using the replacement cost method. The replacement cost method is a valuation technique that estimates the fair value of an intangible asset based on the estimated costs required to create or acquire a comparable asset at the transaction date. Significant estimates and judgments used to estimate the fair value of the acquired intangible assets include factors such as time and costs to redevelop, obsolescence, expected developer's profit margins, and opportunity costs. Changes in these estimates and judgments could result in significant changes to the valuation of the intangible assets.

RECENT ACCOUNTING PRONOUNCEMENTS

Amendments of IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures

IASB has amended IFRS 9 Financial Instruments and IFRS 7 Financial Instruments: Disclosures to clarify the timing in the recognition and derecognition of financial assets and the settlement of financial liabilities. These amendments

MDA Space Ltd. — Management’s Discussion and Analysis For the Fourth Quarters and Years Ended December 31, 2025 and 2024	M-27

change the timing of recognition or derecognition of financial assets or liabilities from the payment initiation date to the settlement date. Any derecognition of liability earlier than the settlement date would be subject to certain criteria being met, and only applicable to financial liabilities settled using an electronic payment system. These amendments are effective for annual reporting periods beginning on or after January 1, 2026, with earlier application permitted. Management is currently assessing the impact of the amendments to IFRS 9 and IFRS 7 on its consolidated financial statements.

Forthcoming Issuance of IFRS 18 Presentation and Disclosure in Financial Statements replacing IAS 1, Presentation of Financial Statements

IFRS 18 aims to achieve comparability of the financial performance of similar entities and will impact the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with earlier application permitted. Management is currently assessing the impact of adopting IFRS 18 on its consolidated financial statements.

SUMMARY OF QUARTERLY RESULTS

The following table provides select unaudited quarterly financial results for the eight most recently completed quarters.

	2025				2024
(in millions of Canadian dollars, except per share data)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Backlog	$4,012.9	$4,392.8	$4,567.9	$4,838.4	$4,385.5	$4,578.1	$4,596.0	$3,312.2
Revenues	499.1	409.8	373.3	351.0	346.6	282.4	242.0	209.1
Gross profit	127.1	108.1	94.8	79.7	81.9	75.7	66.2	57.9
EBITDA	81.7	85.9	60.8	73.8	66.9	64.0	44.2	47.7
Adjusted EBITDA	96.2	82.8	76.3	68.6	70.9	55.5	48.7	42.0
Net income	24.0	24.4	27.2	32.9	25.1	29.5	11.0	13.8
Earnings per share
Basic	0.19	0.19	0.22	0.27	0.21	0.25	0.09	0.12
Diluted	0.18	0.19	0.21	0.26	0.20	0.24	0.09	0.11
Adjusted net income	58.5	46.1	48.1	37.2	35.1	34.7	23.0	18.3
Adjusted Earnings per share
Basic	$0.46	$0.37	$0.39	$0.30	$0.29	$0.29	$0.19	$0.15
Diluted	0.45	0.35	0.38	0.29	0.28	0.28	0.19	0.15

The Company’s operations historically have not experienced seasonality. The Company’s revenues, gross profit, EBITDA, adjusted EBITDA, net income and adjusted net income period over period are affected by the stages of work on its programs and timing of backlog execution.

CONTROLS AND PROCEDURES

The Company’s CEO and CFO are responsible for establishing and maintaining Disclosure Controls and Procedures (DC&P) and have caused them to be designed under their supervision to provide reasonable assurance that information required to be disclosed by the Company in annual filings, interim filings or other reports filed or submitted under applicable securities legislation is recorded, processed, summarized and reported within the time periods specified in such securities legislation. DC&P are designed to ensure that information required to be disclosed is accumulated and communicated to the CEO and CFO to allow timely decisions regarding required disclosure.

At December 31, 2025, the CEO and CFO, have limited the scope of their design and operation of the Company’s DC&P to exclude controls, policies and procedures of SatixFy Communications Ltd. This company was acquired in July

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2nd, 2025, for total purchase consideration of $448.3 million. The scope of limitation is primarily based on the time required to assess the acquired business’s DC&P and control over financial reporting in a manner consistent with the Company’s other operations. Further details related to the summary of financial information of this acquisition is disclosed in note 5 of the Company’s consolidated financial statements for the periods ended December 31, 2025 and 2024. Except for the preceding change, based on investigation and advice of those under their supervision, the CEO and CFO have concluded that the design and operation of the Company’s DC&P were effective and that material information relating to the Company, was made known to them and was recorded, processed, summarized, and reported within the time periods specified under applicable securities legislation.

The Company’s CEO and CFO are also responsible for establishing and maintaining Internal Control over Financial Reporting (ICFR) and have caused ICFR to be designed under their supervision to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our ICFR includes policies and procedures that pertain to the maintenance of records that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with IFRS. In completing the design, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its 2013 version of Internal Control – Integrated Framework.

At December 31, 2025, the CEO and CFO, based on investigation and advice of those under their supervision, have concluded that the design and operation of the Company’s ICFR were effective. The CEO and CFO have also evaluated the Company’s ICFR, or caused it to be evaluated by those under their supervision, and concluded that there were no changes to the Company’s ICFR during the year-ended December 31, 2025 that have materially affected, or reasonably likely to materially affect the Company’s ICFR.

Due to the inherent limitations of DC&P and ICFR, no evaluations of controls can provide absolute assurance that all control issues, if any, within a company have been detected. Accordingly, management does not expect that DC&P and ICFR can prevent or detect all errors or fraud.

RISK FACTORS

We believe our performance and future success depend on a number of factors that present significant opportunities for us. These factors are also subject to a number of inherent risks and special considerations. For additional information with respect to certain of these risks or factors, reference should be made to those described and listed under the heading “Risk Factors”, in the Company’s AIF available on SEDAR+ at www.sedarplus.ca, which are incorporated by reference into this MD&A.

OUTSTANDING SHARE INFORMATION

The Company’s common shares are traded on the Toronto Stock Exchange under the symbol “MDA”. The Company is authorized to issue an unlimited number of common shares. At March 2, 2026, the Company had 126,488,396 common shares outstanding. At December 31, 2025, the details of the outstanding number of units of each type of instruments are as follows:

December 31, 2025
Common shares outstanding	126,321,001

Outstanding instruments convertible into common shares:
Trustee shares	—
Stock options	3,482,557
Restricted share units	998,587
Performance share units	550,787
Deferred share units	305,129

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ADDITIONAL INFORMATION

Additional information about the Company is available on SEDAR+ at www.sedarplus.ca.

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GLOSSARY OF TERMS

This glossary defines certain business, industry, technical and legal terms used in this MD&A for the convenience of the reader. It is not a comprehensive list of all defined terms used in this MD&A.

All references to the “Company”, “MDA Space”, “MDA”, “we”, “us” or “our” refer to MDA Space Ltd. together with its subsidiaries or its predecessors, as the context requires.

"Backlog" means the dollar sum of revenue that is expected to be recognized from firm customer contracts and carries the same meaning as remaining performance obligations that is disclosed in note 7 of our 2025 Audited Financial Statements

"EO" means Earth observation

"Free Cash Flow" means operating cash flows less net capital expenditures "GEO" means geosynchronous orbit

"Globalstar" means Globalstar Inc.

"ICFR" means Internal Control over Financial Reporting

"IFRS" means IFRS Accounting Standards as issued by the International Accounting Standards Board "IoT" means Internet of Things

"ISAM" means in-space servicing, assembly and manufacturing "ISS" means International Space Station

"LEO" means low Earth orbit

"LiDAR" means light detection and ranging

"MD&A" means Management's Discussion and Analysis

"MDA Space" means MDA Space Ltd., its subsidiaries or its predecessors, as the context requires

"MDA CHORUSTM” means the Company’s initiative to build our next generation commercial EO satellite mission providing SAR-based imagery, analytics, and information services

"MEO" means medium Earth orbit

"Net Debt" means the sum of the total carrying amount of long-term debt including current portions, as presented on the consolidated statement of financial position, less cash and excluding any lease liabilities

"Omnibus Plan" means the MDA Space omnibus equity incentive plan, pursuant to which MDA Space may grant long- term incentives consisting of stock options, performance share units and/or restricted share units to its executive officers and employees

"Operating Income” means the gross profit less operating expenses

"Order Bookings” means the dollar sum of contract values of firm customer contracts

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"R&D" means research and development

"RPAS" means Remotely Piloted Aircraft Systems

"SAR" means Synthetic Aperture Radar

"TTM" means trailing twelve months

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